FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

17 July 2008

File no. 0-17630

Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

17th July 2008

SHARE REPURCHASE PROGRAMME

CRH plc announces that on 16th July 2008, UBS Limited purchased, on behalf of the Company, 152,028 Ordinary Shares of €0.32 each in CRH plc at prices between €14.058 and €14.87 per Ordinary Share. The purchased shares will be held as Treasury Shares.

Following the above transactions, CRH plc holds 13,387,413 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 534,733,023.

Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  17 July 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director